FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC

1Q17 EARNINGS RELEASE - HIGHLIGHTS
Strategic execution

●	Strong momentum in Asia with customer advances in the Pearl River Delta up 17% on 1Q16, new insurance sales up 13% and growth in assets under management of 15%.

●	Achieved annualised run-rate savings of $4.3bn since inception, while continuing to invest in growth, and regulatory programmes and compliance. Incremental $0.4bn savings in 1Q17.

●	Adjusted profit before tax growth in all three NAFTA countries. Lower LICs in the US and Canada; revenue growth in Mexico.

●	Exceeded our RWA reduction target (FX rebased).

●	Completed our $1.0bn share buy-back in April.

Stuart Gulliver, Group Chief Executive, said:
"This is a good set of results. The increase in adjusted profit was driven by strong performances in three of our four global businesses. Global Banking and Markets had a great quarter; Commercial Banking delivered higher revenue from our liquidity and cash management activities; and Retail Banking and Wealth Management was supported by rising interest rates and renewed customer investment appetite.
"In addition, we completed a $1bn buy-back, and made progress on our cost-saving programmes, giving us further confidence in our ability to hit the higher cost-saving target that we announced at our annual results."
Financial performance

●
Reported profit before tax of $5.0bn down $1.1bn or 19%, primarily due to adverse movements in significant items including fair value movements on our own debt from changes in our own credit spread in 1Q16; adjusted profit before tax of $5.9bn, up $0.6bn or 12% compared with 1Q16, reflecting lower LICs and higher revenue.

●
Reported revenue of $13.0bn was 13% lower primarily due currency translation differences and the absence of fair value movements on our own debt and revenue from the operations in Brazil that we sold, which were the key elements of the adverse movement in significant items; adjusted revenue of $12.8bn, up $0.3bn or 2%, mainly in RBWM from life insurance manufacturing and growth in current accounts, savings and deposits, and in GB&M from Rates and Credit.

●
Reported operating expenses of $8.3bn were $0.1bn or 1% higher; adjusted operating expenses of $7.2bn were $0.2bn or 3% higher, mainly due to a credit in the prior year relating to the 2015 UK bank levy. Excluding this, inflation and continued investment in our regulatory and growth programmes were partly offset by the impact of our cost-saving initiatives.

●	Adjusted jaws was negative 0.6%.

●	Compared with 4Q16, reported profit before tax was up $8.4bn; adjusted profit before tax was up $3.3bn.

●	Strong capital base with a common equity tier 1 ('CET1') ratio of 14.3% and a leverage ratio of 5.5%.

Financial highlights and key ratios
	Quarter ended 31 Mar
	2017	2016	Change
	$m	$m	%
Reported PBT	4,961	6,106	(19)
Adjusted PBT	5,937	5,296	12
	%	%	%
Return on average ordinary shareholders' equity (annualised)	8.0	9.0	(11.1)
Adjusted jaws	(0.6)
We use adjusted performance to understand the underlying trends in the business. The main differences between reported and adjusted figures are foreign currency translation and significant items.

Capital and balance sheet
	At
	31 Mar	31 Dec
	2017	2016
	%	%
Common equity tier 1 ratio1	14.3	13.6
Leverage ratio	5.5	5.4
	$m	$m
Loans and advances to customers	875,969	861,504
Customer accounts	1,272,957	1,272,386
Risk-weighted assets1	857,865	857,181

1	Unless otherwise stated, risk-weighted assets and capital are calculated and presented on a transitional CRD IV basis as implemented in the UK by the Prudential Regulation Authority.

HSBC Holdings plc Earnings Release 1Q17	1

Earnings Release - 1Q17

Table of contents
	Page		Page
Highlights	1	Summary information - global businesses	19
Group Chief Executive's review	3	Summary information - geographical regions	21
Adjusted performance	4	Appendix - selected information	22
Financial performance commentary	6	- Reconciliation of reported and adjusted results - global businesses	22
Cautionary statement regarding forward-looking statements	12	- Reconciliation of reported and adjusted risk-weighted assets	25
Summary consolidated income statement	13	- Reconciliation of reported and adjusted results - geographical regions	25
Summary consolidated balance sheet	14
Capital	15	Gross loans and advances by industry sector and geographical region	28
Minimum requirement for own funds and eligible liabilities	15	First interim dividend for 2017	29
Risk-weighted assets	15	Dividend on Series A dollar preference shares	29
Leverage	18	Terms and abbreviations	30

HSBC Holdings plc - Earnings Release
HSBC Holdings plc will be conducting a trading update conference call with analysts and investors today to coincide with the publication of its Earnings Release. The call will take place at 07.30am BST. Details of how to participate in the call and the live audio webcast can be found at www.hsbc.com/investor-relations.

Note to editors
HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from approximately 4,000 offices in 70 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of $2,416bn at 31 March 2017, HSBC is one of the world's largest banking and financial services organisations.

2	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Review by Stuart Gulliver, Group Chief Executive
Business performance
HSBC performed well in the first quarter.
Reported profits were down, due largely to a change in the accounting treatment of the fair value on our own debt. In addition, last year's first-quarter reported profit included the operating results of the Brazil business that we sold in July 2016. Both of these items will feature in comparisons with 2016 reported results throughout 2017.
Adjusted profit and revenue both grew as our global businesses maintained their momentum from the end of 2016.
Global Banking and Markets had a strong quarter, with large adjusted revenue increases in the majority of businesses compared with the same period last year. Retail Banking and Wealth Management also performed well, supported by rising interest rates, renewed customer investment appetite, the impact of market movements on our life insurance manufacturing business, and strong wealth product and insurance sales across all categories. Rising interest rates and increased balances in Global Liquidity and Cash Management helped deliver improved adjusted revenue in Commercial Banking.
We continued to grow lending in support of increased economic activity in the quarter, particularly in Commercial Banking in Hong Kong and the UK.
We further strengthened our common equity tier 1 ratio to 14.3%, while completing in April the $1bn equity buy-back that we announced at our annual results.
Strategy execution
2017 is the final year of our programme to complete the strategic actions announced at our 2015 Investor Update.
Targeted initiatives removed another $13bn of risk-weighted assets in the first quarter. We have now exceeded the risk-weighted asset reduction target that we set in 2015 and will continue to remove low-return risk-weighted assets.
Our cost-saving programme remains on track to hit the higher cost-saving target we announced at our annual results.
Our pivot to Asia continues. We increased advances to customers and grew mortgages and business lending in the Pearl River Delta. Insurance sales grew by 13% in Asia, and assets under management increased by 15%. We also launched new insurance products in China, and generated further business around the China-led Belt and Road initiative.
All three of our North American businesses delivered material increases in profit before tax.

HSBC Holdings plc Earnings Release 1Q17	3

Earnings Release - 1Q17

Adjusted performance
Adjusted performance is computed by adjusting reported results for the period-on-period effects of foreign currency translation differences and significant items, which distort period-on-period comparisons.
We use 'significant items' to describe collectively the group of individual adjustments excluded from reported results when arriving at adjusted performance. These items, which are detailed below, are ones that management and investors would ordinarily identify and consider separately when assessing performance to understand better the underlying trends in the business.
We consider adjusted performance provides useful information for investors by aligning internal and external reporting, identifying and quantifying items management believes to be significant, and providing insight into how management assesses period-on-period performance.
Global business performance
The Group Chief Executive as supported by the Group Management Board is considered to be the Chief Operating Decision Maker ('CODM') for the purposes of identifying the Group's reportable segments. They review operating activity on a number of bases, including by global business and geographical region.
Following the changes in internal reporting to the CODM in 2016, global businesses are considered more prominent than the geographical region view in the way the CODM assesses performance and allocates resources. The global businesses are therefore considered our reportable segments under IFRS 8.
Global business results are assessed by the CODM on the basis of adjusted performance that removes the effects of significant items and currency translation from reported results. We therefore present these results on an adjusted basis as required by IFRSs.
Reconciliations of the total adjusted global business results of the Group reported results are presented on page 5. Supplementary reconciliations from reported to adjusted results by global business are presented on pages 22 to 25 for information purposes.
Foreign currency translation differences
Foreign currency translation differences reflect the movements of the US dollar against most major currencies during 1Q17. We exclude our reporting currency translation differences when deriving constant currency data because using these data allows us to assess balance sheet and income statement performance on a like-for-like basis to understand better the underlying trends in the business.

Foreign currency translation differences
Foreign currency translation differences for 1Q17 are computed by retranslating into US dollars for non-US dollar branches, subsidiaries, joint ventures and associates:
●
the income statements for 4Q16 and 1Q16 at the average rates of exchange for 1Q17; and
●
the closing prior period balance sheets at the prevailing rates of exchange on 31 March 2017.
No adjustment has been made to the exchange rates used to translate foreign currency denominated assets and liabilities into the functional currencies of any HSBC branches, subsidiaries, joint ventures or associates. When reference is made to foreign currency translation differences in tables or commentaries, comparative data reported in the functional currencies of HSBC's operations have been translated at the appropriate exchange rates applied in the current period on the basis described above.

Significant items
The tables on pages 22 to 25 detail the effects of significant items on each of our global business segments and geographical regions in 1Q17, 4Q16 and 1Q16.
Management view of adjusted revenue
Our global business segment commentary includes tables which provide breakdowns of revenue by major product. These reflect the basis on which revenue performance of the businesses is assessed and managed. Adjusted return on risk-weighted assets ('RoRWA') is used to measure the performance of RBWM, CMB, GB&M and GPB, and is also presented. For GPB, a further measure of business performance is client assets, which is presented on page 21.
Change to presentation from 1 January 2017
Own credit spread
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities.On
1 January 2017, HSBC adopted the requirements of IFRS 9 relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, the effects of changes in those liabilities' credit risk is presented in other comprehensive income.
Adjusted performance - foreign currency translation of significant items
The foreign currency translation differences related to significant items are now presented as a separate component of significant items. This is considered a more meaningful presentation as it allows better comparison of period-on-period movements in performance.

4	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Reconciliation of reported and adjusted results
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2017	2016	2016
	$m	$m	$m
Revenue
Reported	12,993	8,984	14,976
Currency translation		(74)	(466)
Significant items	(150)	2,015	(1,931)
- DVA on derivative contracts	97	70	(158)
- fair value movements on non-qualifying hedges	(91)	302	233
- gain on disposal of our membership interest in Visa - US	(146)	(116)	-
- own credit spread1	-	1,648	(1,151)
- portfolio disposals	(10)	112	-
- trading results from disposed-of operations in Brazil	-	-	(721)
- currency translation of significant items		(1)	(134)
Adjusted	12,843	10,925	12,579
LICs
Reported	(236)	(468)	(1,161)
Currency translation		12	(55)
Significant items	-	-	416
- trading results from disposed-of operations in Brazil	-	-	334
- currency translation of significant items		-	82
Adjusted	(236)	(456)	(800)
Operating expenses
Reported	(8,328)	(12,459)	(8,264)
Currency translation		42	274
Significant items	1,126	4,042	974
- costs associated with portfolio disposals	-	28	-
- costs to achieve	833	1,086	341
- costs to establish UK ring-fenced bank	83	76	31
- impairment of GPB - Europe goodwill	-	2,440	-
- regulatory provisions in GPB	-	390	1
- settlements and provisions in connection with legal matters	-	(42)	-
- UK customer redress programmes	210	70	-
- trading results from disposed-of operations in Brazil	-	-	504
- currency translation of significant items		(6)	97
Adjusted	(7,202)	(8,375)	(7,016)
Share of profit in associates and joint ventures
Reported	532	498	555
Currency translation		(4)	(23)
Significant items	-	-	1
- trading results from disposed-of operations in Brazil	-	-	1
- currency translation of significant items		-	-
Adjusted	532	494	533
Profit before tax
Reported	4,961	(3,445)	6,106
Currency translation		(24)	(270)
Significant items	976	6,057	(540)
- revenue	(150)	2,015	(1,931)
- LICs	-	-	416
- operating expenses	1,126	4,042	974
- share in profit of associates and joint ventures	-	-	1
Adjusted	5,937	2,588	5,296

1
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. On 1 January 2017, HSBC adopted the requirements of IFRS 9 relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, the effects of changes in those liabilities' credit risk is presented in other comprehensive income.

HSBC Holdings plc Earnings Release 1Q17	5

Earnings Release - 1Q17

Financial performance commentary

Distribution of results by global business
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2017	2016	2016
	$m	$m	$m
Adjusted profit/(loss) before tax
Retail Banking and Wealth Management	1,781	1,140	1,216
Commercial Banking	1,795	1,389	1,487
Global Banking and Markets	1,709	1,319	1,262
Global Private Banking	70	24	85
Corporate Centre	582	(1,284)	1,246
	5,937	2,588	5,296

Distribution of results by geographical region
	Quarter ended
	31 Mar	31 Dec		31 Mar
	2017	2016		2016
	$m	$m		$m
Reported profit/(loss) before tax
Europe1	(206)	(6,741)		1,698
Asia	4,094	2,962		3,530
Middle East and North Africa1	387	195		509
North America	572	69		364
Latin America	114	70		5
	4,961	(3,445)		6,106
Adjusted profit/(loss) before tax
Europe1	595	(1,163)		908
Asia	4,307	3,185		3,437
Middle East and North Africa1	395	212		446
North America	512	264		366
Latin America	128	90		139
	5,937	2,588		5,296

1
In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA. Comparative data for Europe and MENA have been re-presented accordingly.

Adjusted PBT by global business and region is presented to support the commentary on adjusted performance on the following pages.
The tables on pages 22 to 29 reconcile reported to adjusted results for each of our global business segments and geographical regions.
Group
1Q17 compared with 1Q16 - reported results

Movement in reported profit before tax compared with 1Q16
	1Q17	1Q16	1Q17 vs. 1Q16
	$m	$m	$m	%
Revenue	12,993	14,976	(1,983)	(13)
LICs	(236)	(1,161)	925	80
Operating expenses	(8,328)	(8,264)	(64)	(1)
Share of profit from associates and JVs	532	555	(23)	(4)
Profit before tax	4,961	6,106	(1,145)	(19)
Reported profit before tax of $5.0bn in 1Q17 was $1.1bn or 19% lower than in 1Q16. This was due to lower reported revenue ($2.0bn), partly offset by lower reported LICs ($0.9bn).
Excluding the net adverse effects of significant items ($1.5bn) and net adverse currency translation differences ($0.3bn), profit before tax increased by $0.6bn or 12%.

Revenue
Reported revenue of $13.0bn in 1Q17 was $2.0bn or 13% lower. This reflected a net unfavourable movement in significant items of $1.8bn. Significant items included:

●
In 1Q16, favourable fair value movements on our own debt designated at fair value reflecting changes in our own credit spread of $1.2bn. These movements are reported in the statement of comprehensive income, following the implementation of IFRS 9 Financial Instruments on 1 January 2017.

●	Revenue of $0.7bn in 1Q16 related to the operations in Brazil that we sold in July 2016.
Excluding significant items and adverse currency translation differences of $0.5bn, revenue increased by $0.3bn or 2%.
LICs
Reported LICs of $0.2bn were $0.9bn or 80% lower, reflecting reductions in CMB and GB&M, primarily in North America, as well as the effects of the disposal of our Brazil operations ($0.3bn). These were partly offset by the unfavourable effect of currency translation differences of $0.1bn.
Excluding significant items and currency translation differences, LICs reduced by $0.6bn or 71%.

6	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Operating expenses
Reported operating expenses of $8.3bn were $0.1bn or 1% higher and included an increase in significant items of $0.2bn. Significant items included:

●	costs to achieve of $0.8bn, compared with $0.3bn in 1Q16; and

●	a provision of $0.2bn in 1Q17 relating to customer redress in the UK.
These were partly offset by:

●	the operating expenses incurred in 1Q16 in our Brazil business of $0.5bn.
Excluding significant items and favourable currency translation differences of $0.3bn, operating expenses increased by $0.2bn or 3%.
Share of income from associates
Reported income from associates of $0.5bn was broadly unchanged.
Group
1Q17 compared with 1Q16 - adjusted results

Movement in adjusted profit before tax compared with 1Q16
	1Q17	1Q16	1Q17 vs. 1Q16
	$m	$m	$m	%
Revenue	12,843	12,579	264	2
LICs	(236)	(800)	564	71
Operating expenses	(7,202)	(7,016)	(186)	(3)
Share of profit from associates and JVs	532	533	(1)	-
Profit before tax	5,937	5,296	641	12
On an adjusted basis, profit before tax of $5.9bn was $0.6bn or 12% higher, as we grew revenue and LICs decreased.
Adjusted revenue
Adjusted revenue of $12.8bn was $0.3bn or 2% higher.

●
In RBWM, revenue increased by $0.7bn. This was mainly in life insurance manufacturing, which benefited from favourable market impacts in Asia and Europe, compared with adverse market impacts in 1Q16. In current accounts, savings and deposits, revenue also increased, reflecting growth in balances and wider spreads, primarily in Asia.

●	In GB&M, revenue increased by $0.4bn, primarily in Rates and Credit, as we captured increased client flows. This was partly offset by net adverse movements on credit and funding valuation adjustments.
These were partly offset:

●
In Corporate Centre, revenue decreased by $0.7bn, driven by Central Treasury and the US run-off portfolio. The reduction in Central Treasury reflected minimal adverse fair value movements, relating to the economic hedging of interest and exchange rate risk on our long-term debt with long-term derivatives, compared with favourable movements of $0.2bn in 1Q16. In addition, interest expense on debt increased. These factors were partly offset by higher revenue in Balance Sheet Management.

Adjusted LICs
Adjusted LICs of $0.3bn were $0.6bn or 71% lower. This reflected a reduction in CMB ($0.2bn) as 1Q16 included a small number of individually assessed LICs related to exposures within the oil and gas sector, notably in Canada and the US. We also recorded lower individually assessed LICs in GB&M, as well as lower LICs in the US run-off portfolio in Corporate Centre.

Adjusted operating expenses
Adjusted operating expenses of $7.2bn increased by $0.2bn or 3%. This was mainly due to a credit in 1Q16 relating to the 2015 UK bank levy.
Excluding the UK bank levy credit, operating expenses increased due to inflationary pressures and continued investment in our regulatory and growth programmes. This was partly offset by the impact of our cost-saving initiatives.
Our total investment in regulatory programmes and compliance was $0.8bn, up $81m or 12%. This reflected the continued implementation of our Global Standards programme to enhance financial crime risk controls and capabilities, and meet external commitments.
The number of employees expressed in FTEs at 31 March 2017 was 235,854, an increase of 679 from 31 December 2016. This was driven by investment in compliance, partly offset by transformation savings.
Adjusted share of income from associates
Adjusted income from associates of $0.5bn was broadly unchanged.
Tax expense
The effective tax rate for 1Q17 of 24.2% was lower than the 25.7% in 1Q16, principally due to lower prior year adjustments in 1Q17.
First interim dividend for 2017
The Board announces a first interim dividend for 2017 of $0.10 per ordinary share, further details of which are set out at the end of this release.
Retail Banking and Wealth Management
1Q17 compared with 1Q16 - adjusted results

Management view of adjusted revenue
	1Q17	4Q16	1Q16	1Q17 vs. 1Q16
	$m	$m	$m	$m	%
Net operating income1
Retail Banking	3,213	3,120	3,125	88	3
Current accounts, savings and deposits	1,453	1,319	1,261	192	15
Personal lending	1,760	1,801	1,864	(104)	(6)
- mortgages	590	609	642	(52)	(8)
- credit cards	722	731	778	(56)	(7)
- other personal lending2	448	461	444	4	1
Wealth Management	1,652	1,280	1,137	515	45
- investment distribution3	799	674	689	110	16
- life insurance manufacturing	606	365	212	394	186
- asset management	247	241	236	11	5
Other4	144	163	95	49	52
Total	5,009	4,563	4,357	652	15
RoRWA5	6.4	4.0	4.3
For footnotes see page 11
Adjusted profit before tax of $1.8bn was $0.6bn or 46% higher. This was driven by increased revenue in life insurance manufacturing, current accounts, savings and deposits and investment distribution, partly offset by a fall in personal lending. By contrast, we recorded small increases in costs and LICs.

HSBC Holdings plc Earnings Release 1Q17	7

Earnings Release - 1Q17

Adjusted revenue of $5.0bn was $0.7bn or 15% higher, as revenue grew in Wealth Management and Retail Banking. In Wealth Management, this was mainly driven by life insurance manufacturing reflecting favourable market impacts ($138m), notably in Asia and Europe, compared with adverse market impacts in 1Q16 ($168m). In addition, income from investment distribution increased, reflecting higher sales of mutual funds, retail securitiesand wealth insurance distribution in Asia, following increased investor confidence. In Retail Banking, revenue increased, mainly from current accounts, savings and deposits due to wider spreads and balance growth in Asia and Latin America. This was partly offset by lower personal lending revenue in Asia, partly reflecting spread compression.
Adjusted LICs of $296m increased by $46m or 18%. This included an increase of $22m in Mexico, reflecting growth in unsecured lending balances and an increase in delinquencies. In addition, in the UK we increased collective allowances against our mortgages and cards exposures.
Adjusted operating expenses increased by $43m or 1%, as transformational and other cost savings were more than offset by inflation and investments.
Commercial Banking
1Q17 compared with 1Q16 - adjusted results

Management view of adjusted revenue
	1Q17	4Q16	1Q16	1Q17 vs. 1Q16
	$m	$m	$m	$m	%
Net operating income1
Global Trade and Receivables Finance	449	443	468	(19)	(4)
Credit and Lending	1,207	1,215	1,233	(26)	(2)
Global Liquidity and Cash Management	1,104	1,076	1,030	74	7
Markets products, Insurance and Investments, and Other6	431	290	413	18	4
Total	3,191	3,024	3,144	47	1
RoRWA5	2.6	2.0	2.2
For footnotes see page 11
Adjusted profit before tax of $1.8bn was $0.3bn or 21% higher, primarily due to lower LICs and an increase in revenue.
Adjusted revenue was $47m or 1% higher, mainly in Global Liquidity and Cash Management ('GLCM') reflecting wider spreads and increased deposit balances in Hong Kong. In the UK, we increased our GLCM average deposit balances by 16%, compared with 1Q16, but this was offset by narrower spreads resulting from the base rate reduction.
Revenue growth was partly offset in Credit and Lending, as narrower spreads outweighed balance growth, particularly in Asia. Revenue in Global Trade and Receivables Finance ('GTRF') was also lower, although revenue has stabilised since 4Q16.
Net loan impairment releases of $3m in 1Q17 compared with adjusted LICs of $258m in 1Q16. This movement reflected lower individually assessed LICs compared with 1Q16, particularly in Canada and the US, primarily against oil and gas sector exposures. LICs also included a net release of collective allowances in the UK during 1Q17, reflecting reduced exposures and lower loss rates relating to the oil and gas sector.
Adjusted operating expenses of $1.4bn were unchanged as cost savings offset salary inflation and investment in Global Standards.

Global Banking and Markets
1Q17 compared with 1Q16 - adjusted results

Management view of adjusted revenue
	1Q17	4Q16	1Q16	1Q17 vs. 1Q16
	$m	$m	$m	$m	%
Net operating income1
Global Markets	1,934	1,526	1,501	433	29
- Foreign Exchange	625	733	692	(67)	(10)
- Credit	327	73	153	174	114
- Rates	648	496	424	224	53
- Equities	334	224	232	102	44
Global Banking	894	978	874	20	2
Global Liquidity and Cash Management	518	483	459	59	13
Securities Services	405	391	363	42	12
Global Trade and Receivables Finance	180	169	170	10	6
Principal Investments	29	49	3	26	867
Credit and funding valuation adjustments7	(2)	(26)	137	(139)	(101)
Other8	(72)	4	33	(105)	(318)
Total	3,886	3,574	3,540	346	10
RoRWA5	2.3	1.7	1.6
For footnotes see page 11
Adjusted profit before tax of $1.7bn was $447m or 35% higher, reflecting a strong revenue performance in the quarter. Revenue increased by $346m or 10%, including a net adverse movement of $139m on credit and funding valuation adjustments. Excluding this movement, profit before tax rose by $586m (52%), and revenue increased by $485m (14%), with increases in the majority of our businesses.
The rise in adjusted revenue was driven by Global Markets (up  $0.4bn), notably in Rates and Credit, as we captured increased client flows. Revenue in 1Q16 in these businesses was impacted by market volatility, which led to reduced client activity. In GLCM, revenue increased as we won client mandates, grew balances in mainland China and benefited from wider spreads in Asia. We also grew balances in the UK, but this was offset by narrower spreads. In Securities Services, revenue grew by  $42m. By contrast, revenue fell in Foreign Exchange by $67m, reflecting reduced market volatility in 1Q17.
Net loan impairment releases of $20m in 1Q17 compared with adjusted LICs of $178m in 1Q16. This largely reflected a reduction in individually assessed charges, notably as the prior year included LICs on exposures in the oil and gas sector in the US, and in the mining sector in Australia.
Adjusted operating expenses increased by $0.1bn or 5%, reflecting higher performance-related pay and, in the US, increased deposit insurance costs. Our continued cost management, efficiency improvements and FTE reductions more than offset the cost of our investments in the business.

8	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Global Private Banking
1Q17 compared with 1Q16 - adjusted results

Management view of adjusted revenue
	1Q17	4Q16	1Q16	1Q17 vs. 1Q16
	$m	$m	$m	$m	%
Net operating income1
Investment revenue	176	158	193	(17)	(9)
Lending	91	92	106	(15)	(14)
Deposit	89	82	91	(2)	(2)
Other	59	65	62	(3)	(5)
Total	415	397	452	(37)	(8)
RoRWA5	1.9	0.6	2.0
For footnotes see page 11
Adjusted profit before tax of $70m decreased by $15m or 18%, reflecting the impact of our previously announced repositioning actions.
Adjusted revenue of $415m decreased by $37m or 8%, due to the continued impact of client repositioning. This was partly offset in Hong Kong as we grew deposits and spreads widened, and increased client activity resulted in higher investment revenue.
In 1Q17, we attracted net new money of $4.8bn in key markets targeted for growth, notably Hong Kong, the UK and the Channel Islands.
Adjusted operating expenses decreased by $23m or 6%, reflecting a managed reduction in FTEs and the impact of our cost-saving initiatives.
Corporate Centre
1Q17 compared with 1Q16 - adjusted results

Management view of adjusted revenue
	1Q17	4Q16	1Q16	1Q17 vs. 1Q16
	$m	$m	$m	$m	%
Net operating income1
Central Treasury9	373	(289)	736	(363)	(49)
Legacy portfolios	33	123	210	(177)	(84)
- US run-off portfolio	33	125	248	(215)	(87)
- legacy credit	-	(2)	(38)	38	(100)
Other10	(64)	(467)	140	(204)	(146)
Total	342	(633)	1,086	(744)	(69)
For footnotes see page 11
Adjusted profit before tax of $0.6bn was $0.7bn or 53% lower, as revenue decreased and operating expenses increased. This was partly offset by a reduction in LICs.
Adjusted revenue was down $0.7bn or 69%, reflecting a decrease in Central Treasury and continuing sales and disposals in the US run-off portfolio.
In Central Treasury, revenue decreased as a result of minimal adverse fair value movements ($32m) relating to the economic hedging of interest-rate and exchange-rate risk on our long-term debt with long-term derivatives, compared with favourable movements of $249m in 1Q16. We also recorded higher interest expense on our debt ($0.2bn), reflecting a higher cost of funds. This was partly offset by an increase in revenue in Balance Sheet Management ($0.1bn), driven by higher investment yields in Hong Kong.
Adjusted LICs were $152m lower as net releases in the US run-off portfolio in 1Q17, compared with net charges in 1Q16. In addition, LICs decreased in legacy credit (down $49m) as we recorded net releases in 1Q17 compared with net charges in 1Q16.

Adjusted operating expenses were $0.1bn or 27% higher as a result of a credit booked in 1Q16 relating to the 2015 UK bank levy ($0.1bn). This was partly offset by FTE reductions in the US run-off portfolio.
Group
1Q17 compared with 4Q16 - reported results

Movement in reported profit before tax compared with 4Q16
	1Q17	4Q16	1Q17 vs. 4Q16
	$m	$m	$m	%
Revenue	12,993	8,984	4,009	45
LICs	(236)	(468)	232	50
Operating expenses	(8,328)	(12,459)	4,131	33
Share of profit from associates and JVs	532	498	34	7
Profit before tax	4,961	(3,445)	8,406	244
Reported profit before tax of $5.0bn in 1Q17 was $8.4bn higher than in 4Q16. This was largely due to significant items recorded in 4Q16.
Excluding a net favourable effect of significant items of  $5.1bn, profit before tax increased by $3.3bn to $5.9bn.
Revenue
Reported revenue of $13.0bn in 1Q17 was $4.0bn or 45% higher than in 4Q16, due to an overall favourable movement in significant items of $2.2bn. Significant items included:

●	adverse fair value movements on our own debt designated at fair value from changes in credit spreads of $1.6bn in 4Q16; and

●	favourable fair value movements on non-qualifying hedges in 1Q17 of $0.1bn, compared with adverse movements in 4Q16 of $0.3bn.
Excluding significant items and currency translation differences, revenue increased by $1.9bn or 18% reflecting revenue growth in all global businesses and Corporate Centre.
LICs
Reported LICs of $0.2bn were $0.2bn or 50% lower than in 4Q16, notably due to a reduction in individually assessed LICs in CMB.
Excluding currency translation differences, LICs were $0.2bn or 48% lower.
Operating expenses
Reported operating expenses of $8.3bn were $4.1bn or 33% lower than in 4Q16. This reduction in reported operating expenses was largely caused by a decrease in significant items of $2.9bn, notably the write-off of $2.4bn of goodwill related to our GPB business in Europe in 4Q16. Other significant items reduced by $0.5bn and included:

●	costs to achieve of $0.8bn in 1Q17, compared with $1.1bn in 4Q16; and

●	regulatory provisions in GPB in 4Q16 of $0.4bn.
Excluding significant items and currency translation differences, operating expenses decreased by $1.2bn or 14%, primarily as 4Q16 included the UK bank levy charge of $1.0bn.
Share of income from associates
Reported income from associates of $0.5bn was $34m or 7% higher than in 4Q16.

HSBC Holdings plc Earnings Release 1Q17	9

Earnings Release - 1Q17

Group
1Q17 compared with 4Q16 - adjusted results

Movement in adjusted profit before tax compared with 4Q16
	1Q17	4Q16	1Q17 vs. 4Q16
	$m	$m	$m	%
Revenue	12,843	10,925	1,918	18
LICs	(236)	(456)	220	48
Operating expenses	(7,202)	(8,375)	1,173	14
Share of profit from associates and JVs	532	494	38	8
Profit before tax	5,937	2,588	3,349	129
On an adjusted basis, profit before tax of $5.9bn was $3.3bn higher than in 4Q16, reflecting higher revenue, lower operating expenses and a reduction in LICs.
Adjusted revenue
Adjusted revenue of $12.8bn increased by $1.9bn or 18% compared with 4Q16, mainly reflecting higher revenue in RBWM, GB&M and Corporate Centre.

●
In RBWM, revenue increased by $0.4bn, mainly as a result of favourable market impacts in life insurance manufacturing and higher revenue from investment distribution. In addition, revenue in Retail Banking increased, notably from current accounts, savings and deposits, reflecting higher customer deposits and balance growth in Asia.

●
In GB&M revenue increased by $0.3bn, primarily driven by Global Markets as we captured increased client flows in Rates and Credit. This was partly offset by a lower revenue from Global Banking, as 4Q16 included restructuring gains which did not recur.

●	In Corporate Centre, revenue increased by $1.0bn, notably as a result of adverse fair value movements of $32m relating to the hedging of our long-term debt in 1Q17 (4Q16: $741m).

Adjusted LICs

Adjusted LICs of $0.2bn were $0.2bn or 48% lower than in 4Q16. The reduction was mainly in CMB reflecting releases of individually assessed allowances, notably on exposures related to the oil and gas sector.

Adjusted operating expenses

Adjusted operating expenses of $7.2bn were $1.2bn or 14% lower than in 4Q16, primarily due to a UK bank levy charge of $1.0bn recorded in 4Q16. Excluding this charge, adjusted operating expenses decreased by $0.1bn or 2%, partly reflecting the impact of our cost-saving initiatives.
Adjusted share of income from associates
Adjusted income from associates of $0.5bn was $38m or 8% higher than in 4Q16.

Balance sheet commentary compared with 31 December 2016

Total assets grew by $41.5bn or 2% on a reported basis and $20.6bn or 1% on a constant currency basis. This reflected increases in reported trading assets of $59.5bn as activity increased after the seasonal reduction in December 2016, and higher non-trading reverse repurchase agreements, partly offset by a decrease in derivative assets.
Loans and advances to customers grew by $14.5bn or 2%, primarily driven by growth in Asia, partly offset by our strategic focus on reducing legacy portfolios
Customer accounts were broadly unchanged on a reported basis. On a constant currency basis, customer accounts decreased, primarily in Asia in GB&M and CMB, partly offset by continuing growth in RBWM, notably in Hong Kong and the UK.
Reported loans and advances to customers increased by $14.5bn  during 1Q17 and included the following items:

●	favourable currency translation differences of $9.2bn; and

●
a $6.4bn reduction in corporate overdraft balances in the UK relating to a small number of customers (with a corresponding decrease in customer accounts). These balances were previously managed on a net basis with their corresponding current accounts.

Excluding these factors, loans and advances to customers grew by $11.7bn, which includes a $3.9bn reduction from the sale of CML run-off portfolio loans in the US. We continued to grow lending in Asia (up $10.1bn) across all our global businesses, notably in CMB and GB&M term lending in Hong Kong, with growth also in mainland China and Australia. This reflected our strategic focus on growth in the region.
Lending in Europe increased by $8.5bn, notably in the UK from growth in CMB term lending (up $1.6bn) and from an increase in UK overdrafts of $6.0bn as a result of customers in CMB and GB&M who no longer settled their overdraft and deposit balances on a net basis. We also recorded growth in residential mortgages.
These lending increases were partly offset by a $2.2bn reduction across GB&M and CMB balances in North America, reflecting our active management of overall client returns.
Reported customer accounts increased by $0.6bn during 1Q17 and included the following items:

●	favourable currency translation of $11.3bn; and

●	a $6.4bn reduction in corporate current account balances, in line with the decrease in corporate overdrafts.
Excluding these factors, customer accounts decreased by $4.3bn, despite growth of $10.8bn in RBWM, notably in Hong Kong and the US. Balances decreased in Asia in GB&M and CMB ($14.1bn) in both Hong Kong and mainland China, as customer outflows were higher than new deposit growth.
In Europe, customer accounts grew by $4.7bn, primarily as a result of customers in the UK who no longer settled their overdraft and deposit balances net, as noted above.

10	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Net interest margin

Net interest margin
	1Q17	1Q16	2016
	$m	$m	$m
Net interest income	6,787	7,913	29,813
Average interest earning assets	1,683,136	1,716,128	1,723,702
	%	%	%
Gross yield	2.33	2.68	2.46
Less: cost of funds	(0.83)	(0.99)	(0.87)
Net interest spread	1.50	1.69	1.59
Net interest margin	1.64	1.85	1.73
In 2016, we earned net interest income of $0.9bn in Brazil (1Q16: $0.5bn) from average interest-earning assets of $25.8bn (1Q16: $35.4bn). Excluding Brazil, our net interest margin for 2016 was 1.70% (1Q16: 1.80%) with a gross yield of 2.34% (1Q16: 2.43%) and a cost of funds of 0.76% (1Q16: 0.77%)
Net interest margin of 1.64% fell by 9bps compared with net interest margin for 2016, or 6bps if we exclude our operations in Brazil. This was primarily driven by an increase of 7bps in the cost of funds and a fall of 1bp in our gross yields.
Gross yields benefited from US dollar rate rises, notably from increased yields on surplus liquidity in Asia, which have had the effect of widening deposit spreads in our global businesses, and in North America. Additionally, gross yields on reverse repurchase agreements rose in all regions, in line with the rise in costs of repurchase agreements. However, these benefits were more than offset by the effects of the UK base rate fall during 2016, the continuing run-off of our higher-yielding US run-off portfolio and continuing pressures on customer lending yields, notably in mortgages and term lending in the UK. Lending yields also fell marginally in Asia.
Cost of funds rose by 7bps, partly driven by an increase in the cost of Group debt, primarily relating to the higher cost of issuances of senior debt from HSBC Holdings. In addition, costs of repurchase agreements rose in line with movements in reverse repurchase agreements. These rises were broadly offset by a fall in the cost of customer accounts in both Europe and Asia, the latter reflecting a change in the mix of the portfolio towards lower-cost current accounts.
Compared with the fourth quarter of 2016, net interest margin rose by 4bps, reflecting benefits from US dollar interest rate rises. Gross yields rose on surplus liquidity in Asia, which had the effect of widening deposit spreads in RBWM and GLCM, and also in North America. Our net interest margin also benefitted from increased interest income on customer lending, despite a marginal fall in lending yields. These benefits were, however, partly offset by a rise in the cost of Group debt and further disposals in the higher-yielding US run-off portfolio.

Notes

●
Income statement comparisons, unless stated otherwise, are between the quarter ended 31 March 2017 and the quarter ended 31 March 2016. Balance sheet comparisons, unless otherwise stated, are between balances at 31 March 2017 and the corresponding balances at 31 December 2016.

●
The financial information on which this Earnings Release is based, and the data set out in the appendix to this statement, are unaudited and have been prepared in accordance with HSBC's significant accounting policies as described on pages 194 to 203 of our Annual Report and Accounts 2016.

●
The Board has adopted a policy of paying quarterly interim dividends on ordinary shares. Under this policy, it is intended to have a pattern of three equal interim dividends with a variable fourth interim dividend. Dividends are declared in US dollars and, at the election of the shareholder, paid in cash in one of, or in a combination of, US dollars, sterling and Hong Kong dollars or, subject to the Board's determination that a scrip dividend is to be offered in respect of that dividend, may be satisfied in whole or in part by the issue of new shares in lieu of a cash dividend. Details of the first interim dividend for 2017 and the series A dollar preference share dividend are set out at the end of this release.

Footnotes to financial performance commentary
1	Net operating income before loan impairment charges and other credit risk provisions, also referred to as revenue.
2	'Other personal lending' includes personal non-residential closed-end loans and personal overdrafts.
3
'Investment distribution' includes Investments, which comprises mutual funds (HSBC manufactured and third party), structured products and securities trading, and Wealth Insurance distribution, consisting of HSBC manufactured and third-party life, pension and investment insurance products.

4	'Other' mainly includes the distribution and manufacturing (where applicable) of retail and credit protection insurance.
5	Adjusted RoRWA is calculated using adjusted annualised profit before tax and adjusted average risk-weighted assets.
6	'Markets products, Insurance and Investments and Other' includes revenue from Foreign Exchange, insurance manufacturing and distribution, interest rate management and Global Banking products.
7
In 1Q17, credit and funding valuation adjustments included an adverse fair value movement of $119m on the widening of credit spreads on structured liabilities (1Q16: favourable fair value movement of $233m; 4Q16: adverse fair value movement of $156m).

8
'Other' in GB&M includes net interest earned on free capital held in the global business not assigned to products, allocated funding costs and gains resulting from business disposals. Within the management view of total operating income, notional tax credits are allocated to the businesses to reflect the economic benefit generated by certain activities which is not reflected within operating income, such as notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included within 'Other'.

9
Central Treasury includes revenue relating to BSM of $845m (4Q16: $763m; 1Q16: $719m), interest expense of $331m (4Q16: $273m; 1Q16: $155m) and adverse valuation differences on issued long-term debt and associated swaps of $32m (4Q16: adverse movements of $742m; 1Q16: favourable movements of $249m). Revenue relating to BSM includes other internal allocations, including notional tax credits to reflect the economic benefit generated by certain activities which is not reflected within operating income, for example notional credits on income earned from tax-exempt investments where the economic benefit of the activity is reflected in tax expense. In order to reflect the total operating income on an IFRS basis, the offset to these tax credits is included in other Central Treasury.

10	Other miscellaneous items in Corporate Centre includes internal allocations relating to legacy credit.

HSBC Holdings plc Earnings Release 1Q17	11

Earnings Release - 1Q17

Cautionary statement regarding forward-looking statements
This Earnings Release contains certain forward-looking statements with respect to HSBC's financial condition, results of operations, capital position and business.
Statements that are not historical facts, including statements about HSBC's beliefs and expectations, are forward-looking statements. Words such as 'expects', 'anticipates', 'intends', 'plans', 'believes', 'seeks', 'estimates', 'potential' and 'reasonably possible', variations of these words and similar expressions are intended to identify forward-looking statements. These statements are based on current plans, estimates and projections, and therefore undue reliance should not be placed on them. Forward-looking statements speak only as of the date they are made. HSBC makes no commitment to revise or update any forward-looking statements to reflect events or circumstances occurring or existing after the date of any forward-looking statements.
Written and/or oral forward-looking statements may also be made in the periodic reports to the US Securities and Exchange Commission, summary financial statements to shareholders, proxy statements, offering circulars and prospectuses, press releases and other written materials, and in oral statements made by HSBC's Directors, officers or employees to third parties, including financial analysts.
Forward-looking statements involve inherent risks and uncertainties. Readers are cautioned that a number of factors could cause actual results to differ, in some instances materially, from those anticipated or implied in any forward-looking statement.
These include, but are not limited to:

●
changes in general economic conditions in the markets in which we operate, such as continuing or deepening recessions and fluctuations in employment beyond those factored into consensus forecasts; changes in foreign exchange rates and interest rates; volatility in equity markets; lack of liquidity in wholesale funding markets; illiquidity and downward price pressure in national real estate markets; adverse changes in central banks'policies with respect to the provision of liquidity support to financial markets; heightened market concerns over sovereign creditworthiness in over-indebted countries; adverse changes in the funding status of public or private defined benefit pensions; and consumer perception as to the continuing availability of credit and price competition in the market segments we serve;

●
changes in government policy and regulation, including the monetary, interest rate and other policies of central banks and other regulatory authorities; initiatives to change the size, scope of activities and interconnectedness of financial institutions in connection with the implementation of stricter regulation of financial institutions in key markets worldwide; revised capital and liquidity benchmarks which could serve to deleverage bank balance sheets and lower returns available from the current business model and portfolio mix; imposition of levies or taxes designed to change business mix and risk appetite; the conduct of business of financial institutions in serving their retail customers, corporate clients and counterparties; the standards of market conduct; the costs, effects and outcomes of product regulatory reviews, actions or litigation, including any additional compliance requirements; expropriation, nationalisation, confiscation of assets and changes in legislation relating to foreign ownership; changes in bankruptcy legislation in the principal markets in which we operate and the consequences thereof; general changes in government policy that may significantly influence investor decisions; extraordinary government actions as a result of current market turmoil; other unfavourable political or diplomatic developments producing social instability or legal uncertainty which in turn may affect demand for our products and services; and the effects of competition in the markets where we operate including increased competition from non-bank financial services companies, including securities firms; and

●
factors specific to HSBC, including our success in adequately identifying the risks we face, such as the incidence of loan losses or delinquency, and managing those risks (through account management, hedging and other techniques). Effective risk management depends on, among other things, our ability through stress testing and other techniques to prepare for events that cannot be captured by the statistical models we use; our success in addressing operational, legal and regulatory, and litigation challenges, notably compliance with the Deferred Prosecution Agreement with US authorities; and other risks and uncertainties we identify in the 'top and emerging risks' on pages 64 to 67 of the Annual Report and Accounts 2016.

For further information contact:

Investor Relations	Media Relations
UK - Richard O'Connor	UK - Heidi Ashley
Email: investorrelations@hsbc.com	Tel: +44 (0) 20 7992 2045

Hong Kong - Hugh Pye	Hong Kong - Gareth Hewett
Tel: +852 2822 4908	Tel: +852 2822 4929

12	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Summary consolidated income statement

	Quarter ended
	31 Mar	31 Dec	31 Mar
	2017	2016	2016
	$m	$m	$m
Net interest income	6,787	6,868	7,913
Net fee income	3,224	2,929	3,197
Net trading income	2,246	1,897	2,836
Net income/(expense) from financial instruments designated at fair value	929	(2,413)	695
- changes in fair value of long-term debt issued and related derivatives	(60)	(2,572)	690
- net income/(expense) from other financial instruments designated at fair value	989	159	5
Gains less losses from financial investments	338	114	192
Dividend income	13	17	28
Net insurance premium income	2,793	2,060	2,915
Other operating income/(expense)	202	(125)	172
Total operating income	16,532	11,347	17,948
Net insurance claims and benefits paid and movement in liabilities to policyholders	(3,539)	(2,363)	(2,972)
Net operating income before loan impairment charges and other credit risk provisions	12,993	8,984	14,976
Loan impairment charges and other credit risk provisions	(236)	(468)	(1,161)
Net operating income	12,757	8,516	13,815
Total operating expenses	(8,328)	(12,459)	(8,264)
Operating profit/(loss)	4,429	(3,943)	5,551
Share of profit in associates and joint ventures	532	498	555
Profit/(loss) before tax	4,961	(3,445)	6,106
Tax expense	(1,201)	(572)	(1,571)
Profit/(loss) after tax	3,760	(4,017)	4,535
Attributable to:
- ordinary shareholders of the parent company	3,130	(4,440)	3,888
- preference shareholders of the parent company	22	23	22
- other equity holders	313	188	391
- non-controlling interests	295	212	234
Profit/(loss) after tax	3,760	(4,017)	4,535
	$	$	$
Basic earnings per share	0.16	(0.22)	0.20
Diluted earnings per share	0.16	(0.22)	0.20
Dividend per ordinary share (in respect of the period)	0.10	0.21	0.10
	%	%	%
Return on average ordinary shareholders' equity (annualised)	8.0	(10.9)	9.0
Return on risk-weighted assets1	2.3	(1.6)	2.2
Cost efficiency ratio	64.1	138.7	55.2

1	Return on risk-weighted assets ('RoRWA') is calculated using annualised profit before tax and reported average RWAs.

HSBC Holdings plc Earnings Release 1Q17	13

Earnings Release - 1Q17

Summary consolidated balance sheet

	At
	31 Mar	31 Dec
	2017	2016
	$m	$m
Assets
Cash and balances at central banks	132,265	128,009
Trading assets	294,588	235,125
Financial assets designated at fair value	26,735	24,756
Derivatives	234,048	290,872
Loans and advances to banks	87,993	88,126
Loans and advances to customers	875,969	861,504
Reverse repurchase agreements - non-trading	193,014	160,974
Financial investments	414,022	436,797
Assets held for sale	2,925	4,389
Other assets	154,908	144,434
Total assets	2,416,467	2,374,986
Liabilities and Equity
Liabilities
Deposits by banks	67,178	59,939
Customer accounts	1,272,957	1,272,386
Repurchase agreements - non-trading	118,197	88,958
Trading liabilities	197,777	153,691
Financial liabilities designated at fair value	91,379	86,832
Derivatives	226,724	279,819
Debt securities in issue	66,877	65,915
Liabilities of disposal groups held for sale	2,114	2,790
Liabilities under insurance contracts	77,771	75,273
Other liabilities	109,467	106,805
Total liabilities	2,230,441	2,192,408
Equity
Total shareholders' equity	178,784	175,386
Non-controlling interests	7,242	7,192
Total equity	186,026	182,578
Total liabilities and equity	2,416,467	2,374,986
	%	%
Ratio of customer advances to customer accounts	68.8	67.7

14	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Capital

Transitional own funds disclosure
		At
		31 Mar	31 Dec
		2017	2016
Ref*		$m	$m
6	Common equity tier 1 capital before regulatory adjustments	154,290	149,291
28	Total regulatory adjustments to common equity tier 1	(31,925)	(32,739)
29	Common equity tier 1 capital	122,365	116,552
36	Additional tier 1 capital before regulatory adjustments	19,914	21,624
43	Total regulatory adjustments to additional tier 1 capital	(107)	(154)
44	Additional tier 1 capital	19,807	21,470
45	Tier 1 capital	142,172	138,022
51	Tier 2 capital before regulatory adjustments	31,587	34,750
57	Total regulatory adjustments to tier 2 capital	(465)	(414)
58	Tier 2 capital	31,122	34,336
59	Total capital	173,294	172,358
60	Total risk-weighted assets	857,865	857,181
	Capital ratios	%	%
61	Common equity tier 1 ratio	14.3	13.6
62	Tier 1 ratio	16.6	16.1
63	Total capital ratio	20.2	20.1

*	The references identify the lines prescribed in the EBA template.
Capital
Our CET1 capital ratio increased to 14.3%.
CET1 capital increased in the quarter by $5.8bn, due to:

●	$2.5bn of capital generation through profits, net of dividends and scrip;

●	favourable foreign currency translation differences of $1.6bn; and

●	regulatory netting of $1.5bn.
These increases were partly offset by:

●	the share buy-back of $1.0bn.

Minimum requirement for own funds and eligible liabilities

MREL
During the first quarter HSBC received its indicative non-binding MREL requirement from the Bank of England. HSBC's resolution strategy has been confirmed as multiple point of entry and our MREL requirement set at the higher of: (i) 16% of RWAs from 1 January 2019 (18% from 1 January 2022); (ii) 6% of leverage exposures from 1 January 2019 (6.75% from 1 January 2022); or (iii) the sum of requirements relating to each of its resolution groups. CET1 capital buffers have to be added to these requirements. The final requirements may change due to a number of factors, although based on our understanding of the indicative requirement, HSBC currently meets its 2019 MREL requirement.

Risk-weighted assets

RWAs
RWAs increased by $0.7bn in the first quarter, including a positive impact of $6.7bn due to foreign currency translation differences and an underlying decrease of $6.0bn. The following comments describe RWA movements excluding foreign currency translation differences.

RWA initiatives
The main drivers for these reductions were:

●	$7.8bn through the continued reduction in legacy credit and US run-off portfolios; and

●	$5.5bn as a result of reduced exposures, refined calculations and process improvements.

Asset size
Asset size movements increased RWAs by $1.9bn, principally from:

●	increased corporate lending in CMB, increasing RWAs by $3.4bn in Asia and Europe.

This increase was partly offset by:

●	movements in market parameters reducing market risk RWAs by $2.1bn.

Methodology and policy

Methodology and policy movements increased RWAs by $5.7bn, mainly as a result of changes to the treatment of:

●	netting of current accounts, increasing RWAs by $2.8bn; and

●	non-recourse purchased receivables, increasing RWAs by $1.8bn.

HSBC Holdings plc Earnings Release 1Q17	15

Earnings Release - 1Q17

Overview of RWAs
		a	b	c
		31 Mar	31 Dec	31 Mar
		2017	2016	2017
		RWA	RWA	Capital requirement1
		$bn	$bn	$bn
1	Credit risk (excluding Counterparty credit risk)	592.8	589.1	47.4
2	Standardised approach	122.5	120.6	9.8
3	Foundation IRB (FIRB) approach2	26.0	25.9	2.1
4	Advanced IRB (AIRB) approach	444.3	442.6	35.5
6	Counterparty credit risk	61.2	61.8	4.9
7	Mark to market	36.3	35.8	2.9
10	Internal model method (IMM)	9.9	10.9	0.8
11	Risk exposure amount for contributions to the default fund of a CCP	0.7	0.7	0.1
12	CVA	14.3	14.4	1.1
13	Settlement risk	0.2	0.2	-
14	Securitisation exposures in the banking book (after the cap)	21.3	21.8	1.7
15	IRB approach	18.5	19.1	1.5
16	IRB supervisory formula approach (SFA)	0.2	0.2	-
17	Internal assessment approach (IAA)	1.5	1.6	0.1
18	Standardised approach	1.1	0.9	0.1
19	Market risk	38.9	41.5	3.1
20	Standardised approach	4.8	5.0	0.4
21	Internal models approach (IMA)	34.1	36.5	2.7
23	Operational risk	98.0	98.0	7.8
25	Standardised approach	98.0	98.0	7.8
27	Amounts below the thresholds for deduction (subject to 250% risk weight)	45.5	44.8	3.7
28	Floor adjustment	-	-	-
29	Total	857.9	857.2	68.6

1	'Capital requirement' here and in all tables where the term is used, represents the Pillar 1 capital charge at 8% of the RWAs.

2	Internal ratings based.

RWAs by global business
	RBWM	CMB	GB&M	GPB	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	86.1	256.3	171.6	12.4	133.2	659.6
Counterparty credit risk	-	-	58.5	0.2	2.7	61.4
Market risk	-	-	34.9	-	4.0	38.9
Operational risk	27.4	24.3	31.0	2.8	12.5	98.0
At 31 Mar 2017	113.5	280.6	296.0	15.4	152.4	857.9

RWAs by geographical region
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Credit risk	212.8	265.8	48.1	108.4	24.5	659.6
Counterparty credit risk	31.0	15.0	1.2	12.6	1.6	61.4
Market risk1	26.8	18.6	2.1	6.8	0.6	38.9
Operational risk	30.9	36.6	7.5	12.8	10.2	98.0
At 31 Mar 2017	301.5	336.0	58.9	140.6	36.9	857.9

1	RWAs are non-additive across geographical regions due to market risk diversification effects within the Group.

16	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

RWA movement by global businesses by key driver
	Credit risk, counterparty credit risk and operational risk
	RBWM	CMB	GB&M	GPB	Corporate Centre	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2017	115.1	275.9	261.9	15.3	147.5	41.5	857.2
RWA initiatives	(0.4)	(2.0)	(2.5)	(0.1)	(7.7)	(0.5)	(13.2)
Asset size	0.8	2.4	(0.6)	0.1	1.3	(2.1)	1.9
Asset quality	0.1	0.5	(1.8)	0.1	0.6	-	(0.5)
Model updates	-	-	-	-	-	-	-
- portfolios moving onto IRB approach	-	-	-	-	-	-	-
- new/updated models	-	-	-	-	-	-	-
Methodology and policy	(3.1)	1.3	1.9	(0.2)	5.8	-	5.7
- internal updates	(3.1)	1.3	2.0	(0.2)	5.8	-	5.8
- external updates - regulatory	-	-	(0.1)	-	-	-	(0.1)
Acquisitions and disposals	-	-	-	-	-	-	-
Foreign exchange movements	1.0	2.5	2.2	0.2	0.9	-	6.8
Total RWA movement	(1.6)	4.7	(0.8)	0.1	0.9	(2.6)	0.7
RWAs at 31 Mar 2017	113.5	280.6	261.1	15.4	148.4	38.9	857.9

RWA movement by geographical region by key driver
	Credit risk, counterparty credit risk and operational risk
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Market risk	Total RWAs
	$bn	$bn	$bn	$bn	$bn	$bn	$bn
RWAs at 1 Jan 2017	267.6	312.7	57.7	143.9	33.8	41.5	857.2
RWA initiatives	(1.6)	(2.4)	(0.4)	(8.3)	-	(0.5)	(13.2)
Asset size	3.2	3.0	(0.3)	(2.0)	0.1	(2.1)	1.9
Asset quality	(0.4)	-	-	(0.6)	0.5	-	(0.5)
Model updates	-	-	-	-	-	-	-
- portfolios moving onto IRB approach	-	-	-	-	-	-	-
- new/updated models	-	-	-	-	-	-	-
Methodology and policy	3.7	1.5	(0.1)	0.6	-	-	5.7
- internal updates	3.7	1.5	-	0.6	-	-	5.8
- external updates - regulatory	-	-	(0.1)	-	-	-	(0.1)
Acquisitions and disposals	-	-	-	-	-	-	-
Foreign exchange movements	2.2	2.6	(0.1)	0.2	1.9	-	6.8
Total RWA movement	7.1	4.7	(0.9)	(10.1)	2.5	(2.6)	0.7
RWAs at 31 Mar 2017	274.7	317.4	56.8	133.8	36.3	38.9	857.9

RWA flow statements of credit risk exposures under the IRB approach1
		a	b
		RWA	Capital requirement
		$bn	$bn
1	RWAs at 1 Jan 2017	468.5	37.5
2	Asset size	2.0	0.2
3	Asset quality	-	-
4	Model updates	-	-
5	Methodology and policy	1.2	0.1
6	Acquisitions and disposals	(5.7)	(0.5)
7	Foreign exchange movements	4.3	0.3
8	Other	-	-
9	RWAs at 31 Mar 2017	470.3	37.6

1	This table includes RWA initiatives of $9.7bn allocated across the RWA flow layers to which they relate.

HSBC Holdings plc Earnings Release 1Q17	17

Earnings Release - 1Q17

RWA flow statements of counterparty credit risk exposures under the IMM1

		a	b
		RWA	Capital requirement
		$bn	$bn
1	RWAs at 1 Jan 2017	14.4	1.2
2	Asset size	(0.4)	-
3	Credit quality of counterparties	(0.2)	-
4	Model updates (IMM only)	1.0	-
5	Methodology and policy (IMM only)	(0.5)	-
6	Acquisitions and disposals	-	-
7	Foreign exchange movements	-	-
8	Other	-	-
9	RWAs at 31 Mar 2017	14.3	1.2

1	This table includes an increase in RWAs of $0.6bn associated with RWA initiatives.

RWA flow statements of market risk exposures under the IMA1
		a	b	c	d	e	f	g
		VaR	StressedVaR	IRC	CRM	Other	Total RWA	Capital requirement
		$bn	$bn	$bn	$bn	$bn	$bn	$bn
1	RWAs at 1 Jan 2017	8.7	15.8	9.5	-	2.5	36.5	2.9
2	Movement in risk levels	0.8	(3.5)	0.6	-	(0.3)	(2.4)	(0.2)
3	Model updates/changes	-	-	-	-	-	-	-
4	Methodology and policy	-	-	-	-	-	-	-
5	Acquisitions and disposals	-	-	-	-	-	-	-
6	Foreign exchange movements	-	-	-	-	-	-	-
7	Other	-	-	-	-	-	-	-
8	RWAs at 31 Mar 2017	9.5	12.3	10.1	-	2.2	34.1	2.7

1	This table includes RWA initiatives of $0.2bn allocated across the RWA flow layers to which they relate.

Leverage

Leverage ratio
		At
		31 Mar	31 Dec
		2017	2016
Ref*		$bn	$bn
20	Tier 1 capital (end point)	133.7	127.3
21	Total leverage ratio exposure	2,449.8	2,354.4
		%	%
22	Leverage ratio	5.5	5.4
EU-23	Choice on transitional arrangements for the definition of the capital measure	Fully phased in	Fully phased in
	UK leverage ratio exposure - quarterly average	2,313.0
		%	%
	UK leverage ratio - quarterly average	5.7
	UK leverage ratio - quarter end	5.8	5.7

*	The references identify the lines prescribed in the EBA template.
Our leverage ratio calculated on the CRR basis was 5.5% at 31 March 2017, up from 5.4% at 31 December 2016. This was mainly due to increased capital.
The Group's UK leverage ratio on a modified basis, excluding qualifying central bank balances, was 5.8%. This modification to the leverage ratio exposure measure was made following recommendations by the Bank of England's Financial Policy Committee.

The Financial Policy Committee has stated that it intends to recalibrate the leverage ratio in 2017 to take account of this modification. HSBC's UK leverage ratio should be considered in this context.
At 31 March 2017, our UK minimum leverage ratio requirement of 3% was supplemented by an additional leverage ratio buffer of 0.4% that translates to a value of $10bn, and a countercyclical leverage ratio buffer which results in no capital impact. We comfortably exceeded these leverage requirements.

18	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Summary information - global businesses

HSBC adjusted profit before tax
	Quarter ended 31 Mar 2017
	Retail Bankingand WealthManagement	CommercialBanking	GlobalBanking andMarkets	GlobalPrivateBanking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Net interest income	3,336	2,117	1,063	189	82	6,787
Net fee income	1,224	908	912	176	4	3,224
Net trading income1	139	125	1,864	49	75	2,252
Other income2	310	41	47	1	181	580
Net operating income before loan impairment charges and other credit risk provisions	5,009	3,191	3,886	415	342	12,843
Loan impairment (charges)/recoveries and other credit risk provisions	(296)	3	20	(1)	38	(236)
Net operating income	4,713	3,194	3,906	414	380	12,607
Total operating expenses	(2,941)	(1,399)	(2,197)	(344)	(321)	(7,202)
Operating profit	1,772	1,795	1,709	70	59	5,405
Share of profit in associates and joint ventures	9	-	-	-	523	532
Adjusted profit before tax	1,781	1,795	1,709	70	582	5,937
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	30.0	30.2	28.8	1.2	9.8	100.0
Adjusted cost efficiency ratio	58.7	43.8	56.5	82.9	93.9	56.1

	Quarter ended 31 Dec 2016
Net interest income	3,227	2,097	1,121	199	176	6,820
Net fee income	1,149	843	724	171	30	2,917
Net trading income1	121	78	1,589	37	430	2,255
Other income/(expense)2	66	6	140	(10)	(1,269)	(1,067)
Net operating income/(expense) before loan impairment charges and other credit risk provisions	4,563	3,024	3,574	397	(633)	10,925
Loan impairment (charges)/recoveries and other credit risk provisions	(252)	(194)	(12)	(9)	11	(456)
Net operating income/(expense)	4,311	2,830	3,562	388	(622)	10,469
Total operating expenses	(3,173)	(1,441)	(2,243)	(364)	(1,154)	(8,375)
Operating profit/(loss)	1,138	1,389	1,319	24	(1,776)	2,094
Share of profit in associates and joint ventures	2	-	-	-	492	494
Adjusted profit/(loss) before tax	1,140	1,389	1,319	24	(1,284)	2,588
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	44.0	53.7	51.0	0.9	(49.6)	100.0
Adjusted cost efficiency ratio	69.5	47.7	62.8	91.7	(182.3)	76.7

	Quarter ended 31 Mar 2016
Net interest income	3,123	2,103	1,148	204	464	7,042
Net fee income/(expense)	1,120	888	782	201	(15)	2,976
Net trading income1	112	108	1,557	48	825	2,650
Other income/(expense)2	2	45	53	(1)	(188)	(89)
Net operating income before loan impairment charges and other credit risk provisions	4,357	3,144	3,540	452	1,086	12,579
Loan impairment charges and other credit risk provisions	(250)	(258)	(178)	-	(114)	(800)
Net operating income	4,107	2,886	3,362	452	972	11,779
Total operating expenses	(2,898)	(1,399)	(2,100)	(367)	(252)	(7,016)
Operating profit	1,209	1,487	1,262	85	720	4,763
Share of profit in associates and joint ventures	7	-	-	-	526	533
Adjusted profit before tax	1,216	1,487	1,262	85	1,246	5,296
	%	%	%	%	%	%
Share of HSBC's adjusted profit before tax	23.0	28.1	23.8	1.6	23.5	100.0
Adjusted cost efficiency ratio	66.5	44.5	59.3	81.2	23.2	55.8

1
Net trading income includes the revenues of internally funding trading assets, while the related costs are reported in net interest income. In our global business results, the total cost of funding trading assets is included within Corporate Centre net trading income as an interest expense. In the statutory presentation, internal interest income and expense are eliminated.

2
Other income in this context comprises where applicable net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

HSBC Holdings plc Earnings Release 1Q17	19

Earnings Release - 1Q17

Global Private Banking - reported client assets1
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2017	2016	2016
	$bn	$bn	$bn
Opening balance	298	315	349
Net new money	1	(7)	(5)
- of which: areas targeted for growth	5	(3)	4
Value change	7	(1)	(6)
Disposals	(7)	(2)	-
Exchange and other	7	(7)	3
Closing balance	306	298	341

Global Private Banking - reported client assets by geography1
	Quarter ended
	31 Mar	31 Dec	31 Mar
	2017	2016	2016
	$bn	$bn	$bn
Europe	153	147	162
Asia	111	108	108
North America	42	40	62
Latin America	-	3	8
Middle East2	-	-	1
Closing balance	306	298	341

1
Client assets are translated at the rates of exchange applicable for their respective period-ends, with the effects of currency translation reported separately. The main components of client assets are funds under management, which are not reported on the Group's balance sheet, and customer deposits, which are reported on the Group's balance sheet.

2	'Middle East' is an offshore business, therefore client assets are booked across to various regions, primarily in Europe.

20	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Summary information - geographical regions

HSBC reported profit/(loss) before tax
	Quarter ended 31 Mar 2017
	Europe3	Asia	MENA3	North America	LatinAmerica	Intra-HSBCitems	Total
	$m	$m	$m	$m	$m	$m	$m
Net interest income	1,704	3,332	407	894	488	(38)	6,787
Net fee income	1,043	1,406	158	494	123	-	3,224
Net trading income1	1,044	904	83	114	63	38	2,246
Other income2	422	898	5	274	61	(924)	736
Net operating income before loan impairment charges and other credit risk provisions	4,213	6,540	653	1,776	735	(924)	12,993
Loan impairment (charges)/recoveries and other credit risk provisions	5	(167)	(57)	106	(123)	-	(236)
Net operating income	4,218	6,373	596	1,882	612	(924)	12,757
Total operating expenses	(4,428)	(2,694)	(322)	(1,310)	(498)	924	(8,328)
Operating profit/(loss)	(210)	3,679	274	572	114	-	4,429
Share of profit in associates and joint ventures	4	415	113	-	-	-	532
Profit/(loss) before tax	(206)	4,094	387	572	114	-	4,961
	%	%	%	%	%		%
Share of HSBC's profit before tax	(4.2)	82.6	7.8	11.5	2.3		100.0
Cost efficiency ratio	105.1	41.2	49.3	73.8	67.8		64.1

	Quarter ended 31 Dec 2016
Net interest income	1,800	3,196	426	965	507	(26)	6,868
Net fee income	962	1,240	161	450	116	-	2,929
Net trading income1	926	650	81	132	82	26	1,897
Other income/(expense)2	(2,041)	482	(36)	(14)	21	(1,122)	(2,710)
Net operating income before loan impairment charges and other credit risk provisions	1,647	5,568	632	1,533	726	(1,122)	8,984
Loan impairment charges and other credit risk provisions	(60)	(125)	(133)	(27)	(123)	-	(468)
Net operating income	1,587	5,443	499	1,506	603	(1,122)	8,516
Total operating expenses	(8,333)	(2,898)	(377)	(1,440)	(533)	1,122	(12,459)
Operating profit/(loss)	(6,746)	2,545	122	66	70	-	(3,943)
Share of profit in associates and joint ventures	5	417	73	3	-	-	498
Profit/(loss) before tax	(6,741)	2,962	195	69	70	-	(3,445)
	%	%	%	%	%		%
Share of HSBC's loss before tax	195.7	(86.0)	(5.7)	(2.0)	(2.0)		100.0
Cost efficiency ratio	506.0	52.0	59.7	93.9	73.4		138.7

	Quarter ended 31 Mar 2016
Net interest income	2,291	3,046	459	1,144	989	(16)	7,913
Net fee income	1,047	1,266	202	451	231	-	3,197
Net trading income1	1,546	909	131	79	155	16	2,836
Other income2	748	612	43	320	44	(737)	1,030
Net operating income before loan impairment charges and other credit risk provisions	5,632	5,833	835	1,994	1,419	(737)	14,976
Loan impairment charges and other credit risk provisions	(151)	(190)	(46)	(328)	(446)	-	(1,161)
Net operating income	5,481	5,643	789	1,666	973	(737)	13,815
Total operating expenses	(3,784)	(2,543)	(405)	(1,302)	(967)	737	(8,264)
Operating profit	1,697	3,100	384	364	6	-	5,551
Share of profit/(loss) in associates and joint ventures	1	430	125	-	(1)	-	555
Profit before tax	1,698	3,530	509	364	5	-	6,106
	%	%	%	%	%		%
Share of HSBC's profit before tax	27.8	57.8	8.3	6.0	0.1		100.0
Cost efficiency ratio	67.2	43.6	48.5	65.3	68.1		55.2

1	Net trading income includes the revenues of internally funding trading assets, while the related costs are reported in net interest income.

2
Other income in this context comprises where applicable net income/(expense) from other financial instruments designated at fair value, gains less losses from financial investments, dividend income, net insurance premium income and other operating income less net insurance claims and benefits paid and movement in liabilities to policyholders.

3
In 3Q16, HSBC Bank plc executed a management services agreement, transferring its governance responsibilities over HSBC Bank A.S. (Turkey) to HSBC Bank Middle East Limited to leverage the strong commercial ties between Turkey and MENA. Comparative data for Europe and MENA have been re-presented accordingly.

HSBC Holdings plc Earnings Release 1Q17	21

Earnings Release - 1Q17

Appendix - selected information
Supplementary analysis of significant items by global business is presented below.

Reconciliation of reported and adjusted results - global businesses
	Quarter ended 31 Mar 2017
	Retail Bankingand WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	Corporate Centre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	5,082	3,191	3,789	419	512	12,993
Significant items	(73)	-	97	(4)	(170)	(150)
- DVA on derivative contracts	-	-	97	-	-	97
- fair value movements on non-qualifying hedges1	-	-	-	-	(91)	(91)
- gain on disposal of our membership interest in Visa - US	(146)	-	-	-	-	(146)
- portfolio disposals	73	-	-	(4)	(79)	(10)
Adjusted	5,009	3,191	3,886	415	342	12,843
Loan impairment charge and other credit risk provisions ('LICs')
Reported	(296)	3	20	(1)	38	(236)
Adjusted	(296)	3	20	(1)	38	(236)
Operating expenses
Reported	(3,276)	(1,398)	(2,245)	(344)	(1,065)	(8,328)
Significant items	335	(1)	48	-	744	1,126
- costs to achieve	125	(1)	48	-	661	833
- costs to establish UK ring-fenced bank	-	-	-	-	83	83
- UK customer redress programmes	210	-	-	-	-	210
Adjusted	(2,941)	(1,399)	(2,197)	(344)	(321)	(7,202)
Share of profit in associates and joint ventures
Reported	9	-	-	-	523	532
Adjusted	9	-	-	-	523	532
Profit/(loss) before tax
Reported	1,519	1,796	1,564	74	8	4,961
Significant items	262	(1)	145	(4)	574	976
- revenue	(73)	-	97	(4)	(170)	(150)
- operating expenses	335	(1)	48	-	744	1,126
Adjusted	1,781	1,795	1,709	70	582	5,937

1	Excludes items where there are substantial offsets in the income statement for the same period.

22	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Reconciliation of reported and adjusted results - global businesses (continued)
	Quarter ended 31 Dec 2016
	Retail Bankingand WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	4,664	3,041	3,521	373	(2,615)	8,984
Currency translation	(29)	(17)	(17)	(1)	(10)	(74)
Significant items	(72)	-	70	25	1,992	2,015
- DVA on derivative contracts	-	-	70	-	-	70
- fair value movements on non-qualifying hedges1	(2)	-	-	-	304	302
- gain on disposal of our membership interest in Visa - US	(72)	-	-	-	(44)	(116)
- own credit spread2	-	-	-	-	1,648	1,648
- portfolio disposals	-	-	-	26	86	112
- currency translation on significant items	2	-	-	(1)	(2)	(1)
Adjusted	4,563	3,024	3,574	397	(633)	10,925
LICs
Reported	(259)	(201)	(12)	(8)	12	(468)
Currency translation	7	7	-	(1)	(1)	12
Adjusted	(252)	(194)	(12)	(9)	11	(456)
Operating expenses
Reported	(3,417)	(1,472)	(2,300)	(3,204)	(2,066)	(12,459)
Currency translation	22	7	9	1	3	42
Significant items	222	24	48	2,839	909	4,042
- costs associated with portfolio disposals	-	-	-	10	18	28
- costs to achieve	164	14	91	-	817	1,086
- costs to establish UK ring-fenced bank	1	-	-	-	75	76
- impairment of GPB - Europe goodwill	-	-	-	2,440	-	2,440
- regulatory provisions in GPB	-	-	-	389	1	390
- settlements and provisions in connection with legal matters	-	-	(42)	-	-	(42)
- UK customer redress programmes	59	11	-	-	-	70
- currency translation on significant items	(2)	(1)	(1)	-	(2)	(6)
Adjusted	(3,173)	(1,441)	(2,243)	(364)	(1,154)	(8,375)
Share of profit in associates and joint ventures
Reported	2	-	-	-	496	498
Currency translation	-	-	-	-	(4)	(4)
Adjusted	2	-	-	-	492	494
Profit/(loss) before tax
Reported	990	1,368	1,209	(2,839)	(4,173)	(3,445)
Currency translation	-	(3)	(8)	(1)	(12)	(24)
Significant items	150	24	118	2,864	2,901	6,057
- revenue	(72)	-	70	25	1,992	2,015
- operating expenses	222	24	48	2,839	909	4,042
Adjusted	1,140	1,389	1,319	24	(1,284)	2,588

1	Excludes items where there are substantial offsets in the income statement for the same period.

2
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. On 1 January 2017, HSBC adopted the requirements of IFRS 9 relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, the effects of changes in those liabilities' credit risk is presented in other comprehensive income.

HSBC Holdings plc Earnings Release 1Q17	23

Earnings Release - 1Q17

Reconciliation of reported and adjusted results - global businesses (continued)
	Quarter ended 31 Mar 2016
	Retail Bankingand WealthManagement	CommercialBanking	Global Bankingand Markets	Global PrivateBanking	CorporateCentre	Total
	$m	$m	$m	$m	$m	$m
Revenue
Reported	5,059	3,460	3,987	471	1,999	14,976
Currency translation	(127)	(140)	(119)	(12)	(68)	(466)
Significant items	(575)	(176)	(328)	(7)	(845)	(1,931)
- DVA on derivative contracts	-	-	(158)	-	-	(158)
- fair value movements on non-qualifying hedges1	-	-	-	-	233	233
- own credit spread2	-	-	-	-	(1,151)	(1,151)
- trading results from disposed-of operations in Brazil	(462)	(142)	(152)	(6)	41	(721)
- currency translation on significant items	(113)	(34)	(18)	(1)	32	(134)
Adjusted	4,357	3,144	3,540	452	1,086	12,579
LICs
Reported	(484)	(386)	(175)	-	(116)	(1,161)
Currency translation	(36)	(12)	(9)	-	2	(55)
Significant items	270	140	6	-	-	416
- trading results from disposed-of operations in Brazil	217	113	4	-	-	334
- currency translation on significant items	53	27	2	-	-	82
Adjusted	(250)	(258)	(178)	-	(114)	(800)
Operating expenses
Reported	(3,487)	(1,561)	(2,286)	(382)	(548)	(8,264)
Currency translation	87	48	100	8	31	274
Significant items	502	114	86	7	265	974
- costs to achieve	44	23	30	2	242	341
- costs to establish UK ring-fenced bank	-	-	-	-	31	31
- regulatory provisions in GPB	-	-	-	-	1	1
- trading results from disposed-of operations in Brazil	371	74	48	4	7	504
- currency translation on significant items	87	17	8	1	(16)	97
Adjusted	(2,898)	(1,399)	(2,100)	(367)	(252)	(7,016)
Share of profit in associates and joint ventures
Reported	7	-	-	-	548	555
Currency translation	-	-	-	-	(23)	(23)
Significant items	-	-	-	-	1	1
- trading results from disposed-of operations in Brazil	-	-	-	-	1	1
- currency translation on significant items	-	-	-	-	-	-
Adjusted	7	-	-	-	526	533
Profit/(loss) before tax
Reported	1,095	1,513	1,526	89	1,883	6,106
Currency translation	(76)	(104)	(28)	(4)	(58)	(270)
Significant items	197	78	(236)	-	(579)	(540)
- revenue	(575)	(176)	(328)	(7)	(845)	(1,931)
- LICs	270	140	6	-	-	416
- operating expenses	502	114	86	7	265	974
- share of profit in associates and joint ventures	-	-	-	-	1	1
Adjusted	1,216	1,487	1,262	85	1,246	5,296

1	Excludes items where there are substantial offsets in the income statement for the same period.

2
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. On 1 January 2017, HSBC adopted the requirements of IFRS 9 relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, the effects of changes in those liabilities' credit risk is presented in other comprehensive income.

24	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Reconciliation of reported and adjusted risk-weighted assets
	Quarter ended 31 Mar 2017
	Retail Bankingand WealthManagement	CommercialBanking	Global Banking and Markets	Global PrivateBanking	Corporate Centre	Total
	$bn	$bn	$bn	$bn	$bn	$bn
Risk-weighted assets
Reported	113.5	280.6	296.0	15.4	152.4	857.9
Brazil operations	-	-	-	-	(5.2)	(5.2)
Adjusted	113.5	280.6	296.0	15.4	147.2	852.7

	Quarter ended 31 Dec 2016
Risk-weighted assets
Reported	115.1	275.9	300.4	15.3	150.5	857.2
Currency translation	1.0	2.5	2.3	-	0.9	6.7
Brazil operations	(3.2)	(1.0)	(0.8)	-	(0.2)	(5.2)
Adjusted	112.9	277.4	301.9	15.3	151.2	858.7

	Quarter ended 31 Mar 2016
Risk-weighted assets
Reported	130.2	304.3	344.3	17.9	318.5	1,115.2
Currency translation	(3.7)	(14.2)	(5.8)	(0.6)	(14.9)	(39.2)
Brazil operations	(14.4)	(16.2)	(13.5)	(0.2)	(4.0)	(48.3)
Adjusted	112.1	273.9	325.0	17.1	299.6	1,027.7

Reconciliation of reported and adjusted results - geographical regions
	Quarter ended 31 Mar 2017
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	4,213	6,540	653	1,776	735	12,993	3,018	4,107
Significant items	(55)	46	-	(142)	1	(150)	(60)	22
- DVA on derivative contracts	51	36	-	9	1	97	43	10
- fair value movements on non-qualifying hedges2	(102)	10	-	1	-	(91)	(103)	12
- gain on disposal of our membership interest in Visa - US	-	-	-	(146)	-	(146)	-	-
- portfolio disposals	(4)	-	-	(6)	-	(10)	-	-
Adjusted1	4,158	6,586	653	1,634	736	12,843	2,958	4,129
LICs
Reported	5	(167)	(57)	106	(123)	(236)	16	(155)
Adjusted	5	(167)	(57)	106	(123)	(236)	16	(155)
Operating expenses
Reported1	(4,428)	(2,694)	(322)	(1,310)	(498)	(8,328)	(3,546)	(1,393)
Significant items	856	167	8	82	13	1,126	824	75
- costs to achieve	563	167	8	82	13	833	531	75
- costs to establish UK ring-fenced bank	83	-	-	-	-	83	83	-
- UK customer redress programmes	210	-	-	-	-	210	210	-
Adjusted1	(3,572)	(2,527)	(314)	(1,228)	(485)	(7,202)	(2,722)	(1,318)
Share of profit in associates and joint ventures
Reported	4	415	113	-	-	532	5	7
Adjusted	4	415	113	-	-	532	5	7
Profit/(loss) before tax
Reported	(206)	4,094	387	572	114	4,961	(507)	2,566
Significant items	801	213	8	(60)	14	976	764	97
- revenue	(55)	46	-	(142)	1	(150)	(60)	22
- operating expenses	856	167	8	82	13	1,126	824	75
Adjusted	595	4,307	395	512	128	5,937	257	2,663

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Excludes items where there are substantial offsets in the income statement for the same period.

HSBC Holdings plc Earnings Release 1Q17	25

Earnings Release - 1Q17

Reconciliation of reported and adjusted results - geographical regions (continued)
	Quarter ended 31 Dec 2016
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	1,647	5,568	632	1,533	726	8,984	525	3,315
Currency translation1	(31)	(13)	(35)	3	(13)	(74)	(8)	(2)
Significant items	1,905	16	2	91	1	2,015	1,895	10
- DVA on derivative contracts	50	14	-	7	(1)	70	45	7
- fair value movements on non-qualifying hedges2	303	(1)	-	(2)	2	302	311	1
- gain on the disposal of our membership interest in Visa - US	-	-	-	(116)	-	(116)	-	-
- own credit spread3	1,526	4	2	116	-	1,648	1,539	2
- portfolio disposals	26	-	-	86	-	112	-	-
- currency translation on significant items	-	(1)	-	-	-	(1)	-	-
Adjusted1	3,521	5,571	599	1,627	714	10,925	2,412	3,323
LICs
Reported	(60)	(125)	(133)	(27)	(123)	(468)	(5)	(90)
Currency translation	-	2	7	1	2	12	1	-
Adjusted	(60)	(123)	(126)	(26)	(121)	(456)	(4)	(90)
Operating expenses
Reported1	(8,333)	(2,898)	(377)	(1,440)	(533)	(12,459)	(4,661)	(1,526)
Currency translation1	27	7	16	(2)	9	42	5	1
Significant items	3,677	215	27	102	21	4,042	773	97
- costs associated with portfolio disposals	28	-	-	-	-	28	-	-
- costs to achieve	720	214	29	102	21	1,086	651	97
- costs to establish UK ring-fenced bank	76	-	-	-	-	76	76	-
- impairment of GPB - Europe goodwill	2,440	-	-	-	-	2,440	-	-
- regulatory provisions in GPB	389	1	-	-	-	390	-	-
- settlements and provisions in connection with legal matters	(42)	-	-	-	-	(42)	(22)	-
- UK customer redress programmes	70	-	-	-	-	70	70	-
- currency translation on significant items	(4)	-	(2)	-	-	(6)	(2)	-
Adjusted1	(4,629)	(2,676)	(334)	(1,340)	(503)	(8,375)	(3,883)	(1,428)
Share of profit in associates and joint ventures
Reported	5	417	73	3	-	498	5	3
Currency translation	-	(4)	-	-	-	(4)	-	-
Adjusted	5	413	73	3	-	494	5	3
Profit/(loss) before tax
Reported	(6,741)	2,962	195	69	70	(3,445)	(4,136)	1,702
Currency translation	(4)	(8)	(12)	2	(2)	(24)	(2)	(1)
Significant items	5,582	231	29	193	22	6,057	2,668	107
- revenue	1,905	16	2	91	1	2,015	1,895	10
- operating expenses	3,677	215	27	102	21	4,042	773	97
Adjusted	(1,163)	3,185	212	264	90	2,588	(1,470)	1,808

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Excludes items where there are substantial offsets in the income statement for the same period.

3
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. On 1 January 2017, HSBC adopted the requirements of IFRS 9 relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, the effects of changes in those liabilities' credit risk is presented in other comprehensive income.

26	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

Reconciliation of reported and adjusted results - geographical regions (continued)
	Quarter ended 31 Mar 2016
	Europe	Asia	MENA	NorthAmerica	LatinAmerica	Total	UK	HongKong
	$m	$m	$m	$m	$m	$m	$m	$m
Revenue
Reported1	5,632	5,833	835	1,994	1,419	14,976	4,524	3,498
Currency translation1	(457)	(13)	(114)	15	103	(466)	(440)	7
Significant items	(936)	(70)	(8)	(52)	(865)	(1,931)	(949)	(22)
- DVA on derivative contracts	(99)	(64)	-	(22)	27	(158)	(86)	(24)
- fair value movements on non-qualifying hedges2	111	4	-	119	(1)	233	73	8
- own credit spread3	(985)	(9)	(8)	(149)	-	(1,151)	(973)	(6)
- trading results from disposed-of operations in Brazil	-	-	-	-	(721)	(721)	-	-
- currency translation on significant items	37	(1)	-	-	(170)	(134)	37	-
Adjusted1	4,239	5,750	713	1,957	657	12,579	3,135	3,483
LICs
Reported	(151)	(190)	(46)	(328)	(446)	(1,161)	(89)	(44)
Currency translation	14	(2)	4	(2)	(69)	(55)	12	-
Significant items	-	-	-	-	416	416	-	-
- trading results from disposed-of operations in Brazil	-	-	-	-	334	334	-	-
- currency translation on significant items	-	-	-	-	82	82	-	-
Adjusted	(137)	(192)	(42)	(330)	(99)	(800)	(77)	(44)
Operating expenses
Reported1	(3,784)	(2,543)	(405)	(1,302)	(967)	(8,264)	(2,847)	(1,372)
Currency translation1	302	11	46	(8)	(77)	274	280	(3)
Significant items	289	2	9	49	625	974	224	19
- costs to achieve	277	3	11	49	1	341	212	19
- costs to establish UK ring-fenced bank	31	-	-	-	-	31	31	-
- regulatory provisions in GPB	1	-	-	-	-	1	-	-
- trading results from disposed-of operations in Brazil	-	-	-	-	504	504	-	-
- currency translation on significant items	(20)	(1)	(2)	-	120	97	(19)	-
Adjusted1	(3,193)	(2,530)	(350)	(1,261)	(419)	(7,016)	(2,343)	(1,356)
Share of profit in associates and joint ventures
Reported	1	430	125	-	(1)	555	(1)	7
Currency translation	(2)	(21)	-	-	-	(23)	-	-
Significant items	-	-	-	-	1	1	-	-
- trading results from disposed-of operations in Brazil	-	-	-	-	1	1	-	-
- currency translation on significant items	-	-	-	-	-	-	-	-
Adjusted	(1)	409	125	-	-	533	(1)	7
Profit/(loss) before tax
Reported	1,698	3,530	509	364	5	6,106	1,587	2,089
Currency translation	(143)	(25)	(64)	5	(43)	(270)	(148)	4
Significant items	(647)	(68)	1	(3)	177	(540)	(725)	(3)
- revenue	(936)	(70)	(8)	(52)	(865)	(1,931)	(949)	(22)
- LICs	-	-	-	-	416	416	-	-
- operating expenses	289	2	9	49	625	974	224	19
- share of profit in associates and joint ventures	-	-	-	-	1	1	-	-
Adjusted	908	3,437	446	366	139	5,296	714	2,090

1	Amounts are non-additive across geographical regions due to intra-Group transactions.

2	Excludes items where there are substantial offsets in the income statement for the same period.

3
'Own credit spread' includes the fair value movements on our long-term debt attributable to credit spread where the net result of such movements will be zero upon maturity of the debt. This does not include fair value changes due to own credit risk in respect of trading liabilities or derivative liabilities. On 1 January 2017, HSBC adopted the requirements of IFRS 9 relating to the presentation of gains and losses on financial liabilities designated at fair value. As a result, the effects of changes in those liabilities' credit risk is presented in other comprehensive income.

HSBC Holdings plc Earnings Release 1Q17	27

Earnings Release - 1Q17

Gross loans and advances by industry sector and by geographical region
	Europe	Asia	MENA	North America	Latin America	Total	As a %of total gross loans
	$m	$m	$m	$m	$m	$m
At 31 Mar 2017
Personal	149,155	138,140	7,459	40,961	6,536	342,251	35.3
- first lien residential mortgages	110,765	101,301	2,503	35,532	2,156	252,257	26.0
- other personal	38,390	36,839	4,956	5,429	4,380	89,994	9.3
Wholesale
Corporate and commercial	163,636	218,543	21,395	55,955	11,384	470,913	48.4
- manufacturing	28,034	32,732	2,885	14,579	2,786	81,016	8.3
- international trade and services	56,876	72,743	8,743	10,483	2,674	151,519	15.6
- commercial real estate	22,220	34,168	740	8,069	1,533	66,730	6.9
- other property-related	7,829	39,045	1,870	8,375	327	57,446	5.9
- government	3,142	2,827	1,244	311	542	8,066	0.8
- other commercial	45,535	37,028	5,913	14,138	3,522	106,136	10.9
Financial	47,031	81,717	9,711	15,612	4,264	158,335	16.3
- non-bank financial institutions	32,678	24,049	2,565	10,305	744	70,341	7.2
- banks	14,353	57,668	7,146	5,307	3,520	87,994	9.1
Total wholesale	210,667	300,260	31,106	71,567	15,648	629,248	64.7
Total gross loans and advances at 31 Mar 2017	359,822	438,400	38,565	112,528	22,184	971,499	100.0
	%	%	%	%	%	%	%
Percentage of total gross loans and advances	37.0	45.1	4.0	11.6	2.3	100.0

At 31 Dec 2016
Personal	146,499	134,700	7,744	44,956	5,899	339,798	35.5
- first lien residential mortgages	108,008	98,072	2,535	39,239	1,924	249,778	26.1
- other personal	38,491	36,628	5,209	5,717	3,975	90,020	9.4
Wholesale
Corporate and commercial	161,653	212,848	22,078	58,276	10,972	465,827	48.6
- manufacturing	27,005	32,564	2,941	15,348	2,785	80,643	8.4
- international trade and services	55,875	72,166	8,448	11,035	2,518	150,042	15.6
- commercial real estate	21,460	32,798	724	7,849	1,340	64,171	6.7
- other property-related	7,025	37,628	1,856	8,823	306	55,638	5.8
- government	3,009	2,919	1,619	354	541	8,442	0.9
- other commercial	47,279	34,773	6,490	14,867	3,482	106,891	11.2
Financial	43,666	79,254	10,370	14,823	3,742	151,855	15.9
- non-bank financial institutions	31,307	19,517	2,599	9,750	556	63,729	6.7
- banks	12,359	59,737	7,771	5,073	3,186	88,126	9.2
Total wholesale	205,319	292,102	32,448	73,099	14,714	617,682	64.5
Total gross loans and advances at 31 Dec 2016	351,818	426,802	40,192	118,055	20,613	957,480	100.0
	%	%	%	%	%	%	%
Percentage of total gross loans and advances	36.7	44.6	4.2	12.3	2.2	100.0

28	HSBC Holdings plc Earnings Release 1Q17

Earnings Release - 1Q17

First interim dividend for 2017
The Directors of HSBC Holdings plc have declared a first interim dividend of $0.10 per ordinary share in respect of the financial year ending 31 December 2017 in accordance with their intention, as set out in the Annual Report and Accounts 2016, to pay quarterly dividends on the ordinary shares in a pattern of three equal dividends with a variable fourth interim dividend. The ordinary shares will be quoted ex-dividend in London, Hong Kong, Paris and Bermuda on 18 May 2017. The American Depositary Shares will be quoted ex-dividend in New York on 17 May 2017. The dividend will be payable on 5 July 2017 to holders of record on 19 May 2017.
The dividend will be payable in US dollars, sterling or Hong Kong dollars, or a combination of these currencies, at the forward exchange rates quoted by HSBC Bank plc in London at or about 11.00am on 26 June 2017. A scrip dividend will also be offered. Particulars of these arrangements will be sent to shareholders on or about 2 June 2017 and elections must be received by 22 June 2017.
The dividend will be payable on ordinary shares held through Euroclear France, the settlement and central depositary system for Euronext Paris, on 5 July 2017 to the holders of record on 19 May 2017. The dividend will be payable by Euroclear France, in euros, at the forward exchange rate quoted by HSBC France on 26 June 2017, or as a scrip dividend. Particulars of these arrangements will be announced through Euronext Paris on 5 May, 26 May and 26 June 2017.
The dividend will be payable on American Depositary Shares ('ADS'), each of which represents five ordinary shares, on 5 July 2017 to holders of record on 19 May 2017. The dividend of $0.50 per ADS will be payable by the depositary in US dollars or as a scrip dividend of new ADSs. Particulars of these arrangements will be sent to holders on or about 2 June 2017 and elections will be required to be made by 16 June 2017.
Alternatively, the cash dividend may be invested in additional ADSs for participants in the dividend reinvestment plan operated by the depositary.
Any person who has acquired ordinary shares registered on the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register but who has not lodged the share transfer with the Principal Registrar, Hong Kong or Bermuda Overseas Branch Registrar should do so before 4.00pm local time on 19 May 2017 in order to receive the dividend.
Ordinary shares may not be removed to or from the Principal register in the United Kingdom, the Hong Kong Overseas Branch register or the Bermuda Overseas Branch register on 19 May 2017. Any person wishing to remove ordinary shares to or from each register must do so before 4.00pm local time on 18 May 2017.
Transfer of ADSs must be lodged with the depositary by 11.00am on 19 May 2017 to receive the dividend.
Dividend on 6.20% non-cumulative US dollar preference shares, series A ('Series A Dollar Preference Shares')
In 2005, 1,450,000 Series A Dollar Preference Shares were issued for a consideration of $1,000 each, and Series A American Depositary Shares, each of which represents one-fortieth of a Series A Dollar Preference Share, were listed on the New York Stock Exchange.
A non-cumulative fixed-rate dividend of 6.20% per annum is payable on the Series A Dollar Preference Shares on 15 March, 15 June, 15 September and 15 December 2017 for the quarter then ended at the sole and absolute discretion of the Board of HSBC Holdings plc. Accordingly, the Board of HSBC Holdings plc has declared a dividend of $0.3875 per Series A American Depositary Share for the quarter ending 15 June 2017.
The dividend will be payable on 15 June 2017 to holders of record on 31 May 2017.
Any person who has acquired Series A American Depositary Shares but who has not lodged the transfer documentation with the depositary should do so before 12.00pm on 31 May 2017 in order to receive the dividend.

For and on behalf of
HSBC Holdings plc

Ben J S Mathews
Group Company Secretary

The Board of Directors of HSBC Holdings plc as at the date of this announcement are: Douglas Flint, Stuart Gulliver, Phillip Ameen†, Kathleen Casey†, Laura Cha†, Henri de Castries†, Lord Evans of Weardale†, Joachim Faber†, Irene Lee†, John Lipsky†, Iain Mackay, Heidi Miller†, Marc Moses, David Nish†, Jonathan Symonds†, Jackson Tai† and Pauline van der Meer Mohr†.

†	Independent non-executive Director.

HSBC Holdings plc Earnings Release 1Q17	29

Earnings Release - 1Q17

Terms and abbreviations

1Q17	First quarter of 2017
1Q16	First quarter of 2016
3Q16	Third quarter of 2016
4Q16	Fourth quarter of 2016
BoCom	Bank of Communications Co., Limited, one of China's largest banks
Bps	Basis points. One basis point is equal to one-hundredth of a percentage point
CET1	Common equity tier 1
CMB	Commercial Banking, a global business
CML	Consumer and Mortgage Lending (US)
Corporate Centre
In December 2016, certain functions were combined to create a Corporate Centre. These include Balance Sheet Management, legacy businesses and interests in associates and joint ventures. The Corporate Centre also includes the results of our financing operations, central support costs with associated recoveries and the UK bank levy

Costs to achieve	Transformation costs to deliver the cost reduction and productivity outcomes outlined in the Investor Update in June 2015
CRD IV	Capital Requirements Directive IV
CRR	Capital Requirements Regulation
DVA	Debit valuation adjustment
EBA	European Banking Authority
FTEs	Full-time equivalent staff
FX	Foreign exchange
GB&M	Global Banking and Markets, a global business
GLCM	Global Liquidity and Cash Management
GPB	Global Private Banking, a global business
Group	HSBC Holdings together with its subsidiary undertakings
GTRF	Global Trade and Receivables Finance
IFRSs	International Financial Reporting Standards
IMA	Internal Models Approach
IRB	Internal ratings based
Jaws
The difference between the rate of growth of revenue and the rate of growth of costs. Positive jaws is where the revenue growth rate exceeds the cost growth rate. We calculate this on an adjusted basis

JV	Joint venture
Legacy credit
A portfolio of assets comprising Solitaire Funding Limited, securities investment conduits, asset-backed securities trading portfolios, credit correlation portfolios and derivative transactions entered into directly with monoline insurers

LICs	Loan impairment charges and other credit risk provisions
MENA	Middle East and North Africa
MREL	Minimum requirement for own funds and eligible liabilities
Own credit spread	Fair value movements on our long-term debt designated at fair value resulting from changes in credit spread
PBT	Profit before tax
PRA	Prudential Regulation Authority (UK)
Revenue	Net operating income before LICs
RBWM	Retail Banking and Wealth Management, a global business
RoRWA	Return on risk-weighted assets
RWAs	Risk-weighted assets
$m/$bn	United States dollar millions/billions
VaR	Value at risk

Click on, or paste the following link into your web browser, to view the associated PDF document.

 http://www.rns-pdf.londonstockexchange.com/rns/1299E_-2017-5-4.pdf

30	HSBC Holdings plc Earnings Release 1Q17

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 04 May 2017